UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 25, 2023, JX Luxventure Limited (the “Company”) received a Staff Determination Letter (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, unless the Company requests an appeal of that determination to a Nasdaq Hearings Panel, the Staff determined that the Company’s securities will be scheduled for delisting from The Nasdaq Capital Market and will be suspended at the opening of business on May 4, 2023 due to the Company’s failure to regain compliance with a minimum bid price of $1.00 per share requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”).

As previously disclosed on the current report on Form 6-K dated October 28, 2022, on October 24, 2022, the Company received its first letter from Nasdaq (the “Notice”), notifying the Company that based upon the closing bid price of its common stock for the last 30 consecutive business days preceding the Notice, the Company was not in compliance with the Minimum Bid Requirement. The Notice provided the Company a period of 180 calendar days from the date of the Notice, or until April 24, 2023, as set forth in Listing Rule 5810(c)(3)(A) (the “Compliance Period”), to regain compliance with Minimum Bid Requirement.

The Company did not regain compliance with Minimum Bid Requirement by April 24, 2023, and, as stated in the Determination Letter, the Staff believes that the Company is not eligible for an additional 180-day cure period. To qualify for this extension, the Company would have to meet the continued listing requirement for the market value of publicly held shares and other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Requirement. Specifically, Staff does not believe that the Company complies with the $5,000,000 minimum stockholders’ equity initial listing requirement for The Nasdaq Capital Market based upon Staff’s review of the Company’s balance sheet for the 6 months ended June 30, 2022, in which the Company’s reported that its stockholders’ equity was $22,651,552, and its 6-month losses were $(20,951,189), or approximately $(3,491,865) per month.

On April 26, 2023, the Company submitted a request for a hearing before the Nasdaq Hearings Panel to present its plan to regain compliance with the Minimum Bid Requirement. On April 27, 2023, the Company received a letter from Nasdaq granting the appeal and scheduling the hearing for May 25, 2023. This hearing request will stay the suspension of the Company’s securities and the filing of Form 25-NSE pending the Nasdaq Hearings Panel’s decision.

As disclosed on the current report on form 6-K dated April 25, 2023, upon the opening of the market on April 26, 2023, the Company's Common Stock began trading on the Nasdaq Capital Market on a one-for-ten (1-for-10) post-split basis (the “Reverse Stock Split”). The Reverse Stock Split is intended to regain compliance by the Company with the Minimum Bid Requirement.

While the Company believes that it will be able to regain the Minimum Bid Requirement prior to the date of the hearing if the closing bid price of its common stock is at or above $1.00 per share for a minimum of 10 consecutive business days, there can be no assurance the Company can achieve it. The Company also intends to present its financial data, including the minimum stockholders’ equity, in its annual report on Form 20-F prior to the date of the hearing, to demonstrate its compliance with other continued listing requirements for The Nasdaq Capital Market.

In the meantime, the Company’s common stock will continue to be listed and traded on The Nasdaq Capital Market, pending a final decision by the Nasdaq Hearings Panel.

On April 28, 2023, the Company issued a press release announcing the receipt of the Determination Letter and the Company’s request for a hearing before the Nasdaq Hearings Panel, which is furnished herewith as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2023	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated April 28, 2023

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